Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2008	Years Ended December 31,

		2007		2006		2005		2004	2003

(in thousands, except ratios)

Income before income taxes and minority interest	$43,885	$202,009	[4]	$204,842	[3]	$230,100	[2]	$173,862	$86,035
Add fixed charges
Interest expense	918	6,680		1,506		7,618	[2]	3,828	9,765
Interest portion of rent expense	1,358	5,576		5,753		6,280		6,185	6,113

Income before income taxes, minority interest and fixed charges	$46,161	$214,265	[4]	$212,101	[3]	$243,998		$183,875	$101,913

Fixed charges
Interest expense	$918	$6,680		$1,506		$7,618	[2]	$3,828	$9,765
Interest portion of rent expense	1,358	5,576		5,753		6,280		6,185	6,113

Fixed charges	$2,276	$12,256		$7,259		$13,898	[2]	$10,013	$15,878

Ratio of earnings to fixed charges [1]	20.3	17.5	[4]	29.2	[3]	17.6	[2]	18.4	6.4

[1]

Ratio of earnings to fixed charges means the ratio of income before fixed charges and income taxes to fixed charges, where fixed charges are the aggregate of interest expense, including amortization of debt issuance costs, and an allocation of rental charges to approximate equivalent interest.

[2]

Included as a deduction from income before income taxes and as an addition to interest expense in 2005 is accelerated amortization of debt issuance costs in the amount of $5.0 million. Also included as a deduction from income before taxes in 2005, are losses on leased properties of $1.2 million. Excluding this amortization and these losses, the ratio of earnings to fixed charges would have been 27.7 for the year ended December 31, 2005.

[3]

Included as a deduction from income before income taxes in 2006 are restructuring costs of $26.3 million. Excluding these costs, the ratio of earnings to fixed charges would have been 32.8 for the year ended December 31, 2006.

[4]

Included as a deduction from income before income taxes in 2007 are restructuring costs of $5.2 million. Excluding these costs, the ratio of earnings to fixed charges would have been 17.9 for the year ended December 31, 2007.